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                                                                      Exhibit 12

                               H.B. FULLER COMPANY
             Computations of Ratios of Earnings to Fixed Charges and
        Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

                             (Thousands of Dollars)

                                                                                Fiscal Year
                                                           -----------------------------------------------------
                                                            2002        2001        2000        1999       1998
                                                           -------     -------    --------   --------    -------
Ratio of Earnings to Fixed Charges:
Earnings:
Income before income taxes, minority interests, equity
  investments and accounting change *                      $40,312     $61,302     $74,770    $72,398    $31,562
Add:

Interest expense                                            18,389      22,379      24,918     27,907     28,050
Interest portion of rental expense                           1,702       1,326       1,252      1,096      1,154
Distributed earnings of 20-50% owned companies                   -       1,240         734          -          -
                                                           -------     -------    --------   --------    -------
Total Earnings Available for Fixed Charges                 $60,403     $86,247    $101,674   $101,401    $60,766
                                                           =======     =======    ========   ========    =======

Fixed charges:

Interest on debt                                           $17,559     $21,678     $24,296    $27,264    $27,811
Interest portion of rental expense                           1,702       1,326       1,252      1,096      1,154
                                                           -------     -------    --------   --------    -------
Total fixed charges                                        $19,261     $23,004     $25,548    $28,360    $28,965
                                                           =======     =======    ========   ========    =======

Ratio of earnings to fixed charges                             3.1         3.7         4.0        3.6        2.1


Ratio of Earnings to Fixed Charges and Preferred Stock
 Dividends:

Total fixed charges, as above                              $19,261     $23,004     $25,548    $28,360    $28,965
 Dividends on preferred stock (pre-tax basis)                   11          23          24         25         26
                                                           -------     -------    --------   --------    -------
 Total fixed charges and preferred stock dividends         $19,272     $23,027     $25,572    $28,385    $28,991
                                                           =======     =======    ========   ========    =======
*Earnings available for fixed charges and preferred stock
  dividends                                                $60,403     $86,247    $101,674   $101,401    $60,766
                                                           =======     =======    ========   ========    =======

Ratio of earnings to fixed charges and preferred stock
  dividends                                                    3.1         3.7         4.0        3.6        2.1

* The fiscal years 2002, 2001, 1999, and 1998, included charges related to restructuring plans of $29,737, $1,564, $17,204 and $26,747, respectively.